UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the matter of:

LocalShares, Inc. and

LocalShares Investment Trust

618 Church Street, Suite 220

Nashville, Tennessee 37219

SEI Investments Distribution Co.

One Freedom Valley Drive

Oaks, Pennsylvania 19456

File No. 812-14085

Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for (i) an exemption from Sections 2 (a)(32), 5(a)(1), 22(d), and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and (ii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

All communications and orders to:

Elizabeth Courtney

LocalShares Investment Trust

618 Church Street, Suite 220

Nashville, Tennessee 37219

With a copy to:

Mary T. Payne, Esq.

Reed Smith, LLP

1301 K Street, NW, Suite 1100

Washington, D.C. 20005

and

J. Page Davidson, Esq.

Bass, Berry & Sims PLC

150 3rd Avenue South, Suite 2800

Nashville, Tennessee 37201

Page 1 of 58 sequentially numbered pages (including exhibits).

As filed with the U.S. Securities and Exchange Commission on April 3, 2013

I. INTRODUCTION

A. Summary of Application

LocalShares Investment Trust (“Trust”), LocalShares, Inc. (“LocalShares” or the “Adviser”) and SEI Investments Distribution Co. (“SEI” and, together with the Trust and the Adviser, the “Applicants”)1, by this Amended and Restated Application dated April 3, 2013 (“Application”) hereby apply for and request from the U.S. Securities and Exchange Commission (“Commission”) an order (i) under Section 6(c) of the Investment Company Act of 1940, as amended (“Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and from Rule 22c-1 thereunder, (ii) under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and (iii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (referred to herein as the “Order”). Applicants seek the Order to create and/or operate one or more index-based portfolios of the Trust that offers Shares (defined below) for which a third party that is not an “affiliated person,” as such term is defined in Section 2(a)(3) of the Act (for the purposes of this Application, an “Affiliated Person”), or an Affiliated Person of such Affiliated Person (for the purposes of this Application, a “Second-Tier Affiliate”), of the Trust, the Adviser, any Sub-Adviser (defined below) or the Distributor (defined below), serves as Index Provider (defined below) to each Fund (defined below).

Applicants request that the Order apply to the initial series of the Trust identified and described in Appendix B hereto and mentioned in Section II.A. below (“Initial Fund”), and other open-end management investment companies, or series thereof, that may be created in the future, as well as future series of the Trust (collectively “Future Funds”) that track a specified domestic and/or foreign securities index as further described below. Any Future Fund will (a) be advised by the Adviser or an entity controlling, controlled by, or under common control with the Adviser and (b) comply with the terms and conditions of the Application. The Initial Fund and all Future Funds are collectively referred to herein as the “Funds.”

The Order, if granted, would permit, among other things:

•	the Funds, each a registered open-end investment company or series thereof, to issue their shares (“Shares”) to be redeemable in large aggregations only;

•

secondary market transactions in Shares to be effected at negotiated market prices rather than at net asset value (“NAV”) per Share on one or more national securities exchanges as defined in Section 2(a)(26) of the Act (each, an “Exchange”), including NYSE Arca, Inc. (“NYSE Arca”) and The Nasdaq Stock Market, Inc. (“Nasdaq”);

•

certain Affiliated Persons and Second-Tier Affiliates of the Funds to deposit securities into, and receive securities from, the Funds, in connection with the “in-kind” purchase and redemption of aggregations of Shares of the Funds;

[1]	All existing entities that currently intend to rely on the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Order.

•	the payment or satisfaction of redemptions in periods exceeding seven (7) calendar days under specified limited circumstances;

•

management investment companies and unit investment trusts (“UITs”) registered under the Act that are not advised or sponsored by the Adviser or an entity controlling, controlled by or under common control with the Adviser, and not part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act as the Funds (such registered management investment companies are referred to as “Investing Management Companies,” such UITs are referred to as “Investing Trusts,” and Investing Management Companies and Investing Trusts are collectively referred to as “Investing Funds”), to acquire Shares beyond the limits of Section 12(d)(1)(A) of the Act;

•

the Funds, any principal underwriter for the Funds, and/or any broker-dealer (“Broker”) registered under the Securities Exchange Act of 1934, as amended (“Exchange Act”), to sell Shares to Investing Funds beyond the limits of Section 12(d) (1)(B) of the Act; and

•

each Fund that is an Affiliated Person or Second-Tier Affiliate of an Investing Fund to sell its Shares to, and redeem its Shares from, an Investing Fund, and to engage in the accompanying “in kind” transactions. An Investing Fund may rely on the order only to invest in the Funds and not in any other registered investment company.

Applicants believe that (i) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policy of each Fund and that the proposed transactions are consistent with the general purposes of the Act; and (iii) with respect to the relief requested under Section 12(d)(1)(J) of the Act, the requested exemption is consistent with the public interest and the protection of investors. An Investing Fund may rely on the order only to invest in Funds and not in any other registered investment company.

The relief requested by Applicants with respect to Sections 2(a)(32), 5(a)(1), 17(a)(1), 17(a)(2), 22(d), and 22(e) of the Act and Rule 22c-1 thereunder will be referred to herein as “ETF Relief” and the relief requested with respect to Sections 12(d)(1)(A), 12 (d)(1)(B) and 17(a) of the Act will be referred to herein as “12(d)(1) Relief.” The ETF Relief and the 12(d)(1) Relief collectively will be referred to herein as “Relief.”

B. Comparability of Relief Sought to Prior Relief Granted by the Commission

Applicants seek Relief substantially similar to the relief granted by the Commission to other open-end management investment companies commonly referred to as “exchange-traded funds” (“ETFs”), including EGA Emerging Global Shares Trust, Precidian ETFs Trust, PIMCO ETF Trust, Old Mutual Global Shares Trust, Global X Funds, Javelin Exchange-Traded Trust, ALPS ETF Trust, iShares Trust, SSgA Funds Management, NETS Trust and PowerShares Exchange-Traded Fund Trust (collectively, “Prior ETFs”).2

[2]	Emerging Global Advisors, LLC, et al., Investment Company Act Release No. 30212 (September 25, 2012); Precidian ETFs Trust, et al., Investment Company Act Release No. 29712 (July 1, 2011); Old Mutual Global Shares Trust, et al., Investment Company Act Release No. 28898 (September 9, 2009); Pacific Investment Management Company LLC, et al., Investment Company Act Release No. 28752 (June 1, 2009); Global X Funds, et al., Investment Company Act Release No. 28433 (October 3, 2008); Javelin Exchange-Traded Trust, et al., Investment Company Act Release No. 28367 (August 26, 2008); ALPS Advisers, Inc., et al., Investment Company Act Release No. 28262 (May 1, 2008); Barclays Global Fund Advisors, Investment Company Act Release No. 24451 (May 12, 2000); Barclays Global Fund Advisors, Investment Company Act Release No. 24452 (May 12, 2000); Barclays Global Fund Advisors, et al., Investment Company Act Release No. 25622 (June 25, 2002), as subsequently amended by iShares Trust, et al., Investment Company Act Release No. 26006 (Apr. 15, 2003), Barclays Global Fund Advisors, et al., Investment Company Act Release No. 26175 (Sept. 8, 2003), and Barclays Global Fund Advisors, et al., Investment Company Act Release No. 27417 (June 23, 2006); NETS Trust, et al., Investment Company Act Release No. 28195 (March 17, 2008); SSgA Funds Management, Inc. et al., Investment Company Act Release No. 27839 (May 25, 2007); PowerShares Exchange-Traded Fund Trust, et al., Investment Company Act Release No. 25985 (March 28, 2003); PowerShares Exchange-Traded Fund Trust, et al., Investment Company Act Release No. 27841 (May 25, 2007) (collectively, “Prior Orders”).

No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

II. BACKGROUND

A. The Trust

The Trust has registered with the Commission as an open-end management investment company and has filed a registration statement on Form N-1A with the Commission under the Securities Act of 1933 (“Securities Act”) and the Act (“Registration Statement”).3 The Trust will offer and sell the Funds’ Shares pursuant to the Registration Statement.

The Funds will be index-based investment products that will be available to both institutional and retail investors. The Trust is a statutory trust organized under the laws of Delaware and may be comprised of both diversified and non-diversified Funds, each of which will operate pursuant to the terms and conditions stated in this Application.

Each Fund will consist of a portfolio of securities, other assets, and/or positions (“Portfolio Instruments”) consisting largely of some or all of the component securities (“Component Securities”) of a specified securities index (individually, an “Underlying Index” and collectively, “Underlying Indexes”) selected to correspond to the performance of such Underlying Index. Each Underlying Index is or will be comprised solely of equity and/or fixed income securities issued by one or more of the following categories of issuers: (i) domestic issuers and (ii) non-domestic issuers meeting the requirements for trading in U.S. markets (indexes comprised of issuers described in (i) and/or (ii), “Domestic Indexes”), (iii) non-domestic issuers that do not meet the requirements for trading in U.S. markets (indexes comprised of such issuers, “Foreign Indexes”) and (iv) a combination of issuers described in (i) and/or (ii) and (iii) (indexes comprised of such issuers, “Global Indexes”).

[3]	The initial Registration Statement on Form N-1A was filed on September 28, 2012, and Pre-Effective Amendment No. 1 to the Registration Statement was filed on March 5, 2013 (File Nos. 333-184163; 811-22755).

The Funds will invest in and hold as Portfolio Instruments, as appropriate, the following: (i) equity securities (“Equity Funds”), (ii) fixed income securities (“Fixed Income Funds”) or (iii) a combination of both equity and fixed-income securities (“Combination Funds”) traded in the U.S. or non-U.S. markets. Funds that invest in domestic equity securities (“Domestic Equity Funds”), domestic fixed income securities (“Domestic Fixed Income Funds”), or a combination of domestic equity and fixed income securities (“Domestic Combination Funds”) are collectively referred to herein as “Domestic Funds.” Funds that invest in foreign equity securities (“Foreign Equity Funds”), foreign fixed income securities (“Foreign Fixed Income Funds”), or a combination of foreign equity and fixed income securities (“Foreign Combination Funds”) are collectively referred to herein as “Foreign Funds.” Funds that invest in foreign and domestic equity securities (“Global Equity Funds”), foreign and domestic fixed income securities (“Global Fixed Income Funds”), or a combination of foreign and domestic equity and fixed-income securities (“Global Combination Funds”) are collectively referred to herein as “Global Funds.”

The Trust will issue, with respect to each Fund on a continuous offering basis, only specified large aggregations of individual Shares (e.g., 25,000 Shares, 50,000 Shares, or 100,000 Shares) (each such specified aggregation of Shares a “Creation Unit”). The size of a Creation Unit for each Fund will initially be determined by the Adviser, in part based on the estimated initial trading price per individual Share of such Fund and the size of Creation Units for other ETFs trading at that time, as well as each Fund’s target audience.4 Applicants expect that the initial price of a Creation Unit will be a minimum of $1,000,000 and will fall in the range of $1,000,000 to $2,500,000, and that the initial trading price per individual Share of each Fund will fall in the range of $20 to $50. Only Shares assembled into Creation Units will be redeemable, but Creation Units will not be listed or traded; Shares will not be individually redeemable. Applicants intend that the initial NAV of the Shares be established per Share at a level convenient for trading purposes.

Applicants believe that the Funds, like all other ETFs, must offer securities that will be available on an “open-end” basis (i.e., continuously offered) and provide ready redeemability for investors presenting one or more Creation Units for redemption. This open-end structure of each Fund will permit efficiencies in pricing, be most responsive to market needs and demands, and minimize the costs that are sometimes encountered in connection with the underwritten public offerings of shares of closed-end funds. Therefore, purchases and redemptions of Creation Units of the Funds generally will be made by an “in-kind” (“In-Kind”) tender of specified securities, with any cash portion of the purchase price and redemption proceeds to be kept to a minimum, all in the manner described below in Section II.I. “Sales of Shares” and Section II.K. “Redemption.” Applicants believe that this In-Kind mechanism minimizes the need to liquidate Portfolio Instruments to meet redemptions or to acquire Portfolio Instruments in connection with purchases of Creation Units and would permit closer tracking of each Fund’s Underlying Index. Applicants submit that this In-Kind mechanism also will provide a number of benefits to investors such as efficiencies in pricing, response to market needs and reductions in certain costs, such as brokerage fees, custodian fees and various other fund overhead costs and fund accounting costs, and significant reductions in transfer agency fees, as well as potential tax efficiencies, all as discussed herein.

[4]	The size of a Creation Unit as stated in a Fund’s Prospectus may be changed, from time to time, if the individual Shares price of such Fund increases to such an extent that the Creation Unit price becomes unappealing to investors and arbitrageurs seeking to create or redeem.

Each of the Funds intends to qualify as a “regulated investment company” (“RIC”) under the Internal Revenue Code (“Code”).

B. The Adviser

The Adviser, LocalShares, Inc., a Delaware corporation, will be the investment adviser to the Funds.5 The Adviser has its principal office located at 618 Church Street, Suite 220, Nashville, Tennessee 37219. Prior to commencement of operations of the Funds, the Adviser will be registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

The Adviser, subject to the oversight and authority of the Board of Trustees (“Board”), will develop the overall investment program for each Fund.6 The Adviser will manage the investment and reinvestment of each Fund’s assets in accordance with its investment objective. The Adviser may enter into sub-advisory agreements with one or more investment advisers to act as “sub-advisers” with respect to particular Funds (each, a “Sub-Adviser” and collectively, the “Sub-Advisers”). The Sub-Advisers, if any, will serve as the portfolio managers for the Funds. The Adviser will compensate any Sub-Adviser out of the advisory fees paid to the Adviser pursuant to the investment advisory contract. Under the Adviser’s supervision, each Sub-Adviser will manage the investment and reinvestment of each Fund’s assets in accordance with the Fund’s investment objective. Any Sub-Adviser to a Fund will be registered, or not subject to registration, under the Advisers Act.

C. The Distributor

The Trust will enter into a distribution agreement with one or more distributors. The distributor for the Initial Fund is SEI, a Pennsylvania corporation with its principal office located at One Freedom Valley Drive, Oaks, Pennsylvania 19456. SEI is, and each distributor for a Future Fund will be, a Broker registered under Exchange Act and will act as distributor and principal underwriter (“Distributor”) of one or more of the Funds. Each Distributor will distribute Shares on an agency basis. No Distributor is or will be affiliated with any Exchange. The Distributor for each Fund will comply with the terms and conditions of this Application. The Distributor of any Fund may be an Affiliated Person or a Second-Tier Affiliate of that Fund’s Adviser and/or Sub-Advisers.7

[5]	The Adviser and Distributor each have adopted or will adopt a Code of Ethics as required under Rule 17j-1 under the Act, which contains or will contain provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1. In addition, the Adviser will adopt policies and procedures as required under Section 204A of the Advisers Act, which are reasonably designed in light of the nature of its business to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules thereunder, of material non-public information by the Adviser or any associated person, as well as compliance policies and procedures as required under Rule 206(4)-7 under the Advisers Act. Any Sub-Adviser to a Fund will be required to adopt and maintain a similar code of ethics and insider trading and compliance policies and procedures. In accordance with Adviser’s Code of Ethics and policies and procedures designed to prevent the misuse of material non-public information, personnel of the Adviser with knowledge about the composition of a Deposit Basket (defined below) will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public.
[6]	The term “Board” also includes any board of directors or trustees of a Future Fund.
[7]	Applicants request that the Order also apply to any Distributor to the Funds for so long as it continues to comply with the terms and conditions of this Application.

D. Administrator, Custodian, Fund Accountant, Transfer Agent, and Dividend Disbursing Agent

Each Fund will have an administrator (“Administrator”), custodian (“Custodian”), fund accountant (“Fund Accountant”), transfer agent (“Transfer Agent”), and dividend disbursing agent (“Dividend Disbursing Agent”). The Trust, in accordance with the provisions of Rule 17f-5 under the Act, may appoint one or more eligible foreign custodians in each jurisdiction where the Portfolio Instruments of each Foreign Fund and Global Fund principally trade to act as its designated agent to hold, settle, clear and effect any required transaction in such securities (each, a “Sub-Custodian” and collectively, “Sub-Custodians”). The performance of the duties and obligations of each of these service providers will be conducted in accordance with the provisions of the Act and the rules thereunder. As discussed below, subject to the approval of the Board, the Adviser, a Sub-Adviser or an affiliate of the Adviser and/or Sub-Advisers may provide administration, custody, fund accounting, transfer agency, dividend disbursement, and securities lending services to the Funds.

E. Underlying Indexes and Licensing Arrangements

As noted above, the Initial Fund will be based on the Underlying Index identified in Appendix B to this Application. The Initial Fund and any Future Fund will be entitled to use its Underlying Index pursuant to either a licensing agreement with the entity that compiles, creates, sponsors, or maintains an Underlying Index (each an “Index Provider”) or one or more sub-licensing arrangements pursuant to such licensing agreement with the Index Provider.

No Index Provider is, or will be, an Affiliated Person or Second-Tier Affiliate of the Trust, any Fund, the Adviser, any promoter of a Fund, any Sub-Adviser or Distributor. An Index Provider will not provide recommendations to a Fund regarding the purchase or sale of specific securities. In addition, an Index Provider will not provide any information relating to changes to an Underlying Index’s methodology for the inclusion of Component Securities, the inclusion or exclusion of specific Component Securities, or methodology for the calculation or the return of Component Securities, in advance of a public announcement of such changes by the Index Provider.

The Underlying Index for the Initial Fund is briefly described in Appendix B hereto. Each Index Provider uses a proprietary rules-based methodology (“Index Methodology”) to determine the composition and relative weightings of the Component Securities in each Underlying Index and publishes information regarding the market value of each Underlying Index. More information about each Underlying Index can be found on the Funds’ website (“Website”).

F. Capital Structure and Voting Rights: Book-Entry

Shareholders of a Fund will have one vote per Share with respect to matters regarding the Fund for which a shareholder vote is required consistent with the requirements of the Act, the rules promulgated thereunder and state law applicable to Delaware statutory trusts.

Shares will be registered in book-entry form only. The Funds will not issue individual Share certificates. The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (“DTC”),8 or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares of each Fund (owners of such beneficial interests referred to herein as “Beneficial Owners”) will be shown on the records of DTC or the DTC participants (“DTC Participants”). Beneficial Owners of Shares will exercise their rights in such securities indirectly through DTC and the DTC Participants. All references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through DTC and the DTC Participants, except as otherwise specified. No Beneficial Owner shall have the right to receive a certificate representing such Shares. Delivery of all notices, statements, shareholder reports and other communications from any Fund to its Beneficial Owners will be at the Adviser’s expense through the customary practices and facilities of DTC and the DTC Participants.

G. Investment Objectives and Policies

1. General

The investment objective of each Fund will be to provide investment returns that correspond, before fees and expenses, to the performance of its Underlying Index. In seeking to achieve the investment objective of a Fund, the Adviser and/or Sub-Adviser will utilize the indexing investment approaches described below. At least 80% of each Fund’s total assets (excluding securities lending collateral) (“80% Basket”) will be invested in Component Securities, in “to-be-announced” transactions (“TBA Transactions”)9 representing Component Securities, or, in the case of Foreign Funds and Global Funds, the 80% Basket requirement may also include Depositary Receipts (defined below) representing Component Securities. Any Depositary Receipts held by a Foreign Fund or a Global Fund will be negotiable securities that represent ownership of a non-U.S. company’s publicly traded stock. Applicants believe that, in certain cases, holding one or more Depositary Receipts rather than the Component Securities of the relevant Underlying Index will improve the liquidity, tradability and settlement of a Foreign Fund’s or Global Fund’s then current Portfolio Instruments (thereby improving the efficiency of the creation and redemption process and facilitating efficient arbitrage activity), while at the same time permitting a Foreign Fund or Global Fund to maintain direct exposure to Component Securities of its relevant Underlying Index.

[8]	DTC is a wholly-owned subsidiary of The Depository Trust and Clearing Corporation (“DTCC”). DTCC operates its clearing and settlement businesses through several operating subsidiaries, including DTC, Fixed Income Clearing Corporation (“FICC”) and NSCC (as defined below).
[9]	A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount, and price. The actual pools delivered generally are determined two days prior to the settlement date.

Each Fund may also invest up to 20% of its total assets (“20% Asset Basket”) in a broad variety of other instruments including, but not limited to, repurchase agreements, reverse repurchase agreements, government securities, cash and cash equivalents, commodities, options, futures contracts, currency futures contracts, options on futures contracts, swaps, options on swaps, forward contracts or other derivatives or financial instruments (including, but not limited to, credit-linked notes, commodity-linked notes, forward commitment transactions, foreign currency forwards, indexed and inverse floating rate securities, floating and variable rate instruments, convertible instruments, preferred stocks, rights and warrants), real estate investment trusts, shares of other ETFs, UITs and exchange-traded notes, and shares of money market mutual funds or other investment companies or pooled investment vehicles, foreign currency, mortgage-backed securities, asset-backed securities, municipal debt securities, when-issued securities and delayed delivery transactions (collectively, “Other Instruments”), including securities not included in its Underlying Index (“Non-Component Securities”), which the Adviser and/or Sub-Adviser believes will help the Fund track its Underlying Index, as discussed below in subsection 2. A Fund will utilize either a “replication strategy” or “representative sampling” as described below. A Fund using a “replication strategy” will invest in the Component Securities of its Underlying Index in the same approximate proportions as in such Underlying Index. A Fund utilizing representative sampling will hold some, but not necessarily all of the Component Securities of its Underlying Index. From time to time, adjustments will be made in the portfolio of each Fund in accordance with changes in the composition of the Underlying Index or to maintain RIC compliance (see the discussion below in subsection 2). Applicants expect that the returns of each Fund will have an annual tracking error of less than 5% relative to its Underlying Index.

A Fund may utilize a representative sampling strategy with respect to its Underlying Index when a replication strategy might be detrimental to its Beneficial Owners, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to follow its Underlying Index which contains Component Securities too numerous to efficiently purchase or sell, or, in certain instances, when a Component Security becomes temporarily illiquid, unavailable, or less liquid. A Fund using representative sampling will invest in what it believes to be a representative sample of the Component Securities in the Underlying Index, which will be selected by the Adviser and/or Sub-Adviser utilizing quantitative analytical procedures described below. Under the representative sampling technique, each security is selected for inclusion in a Fund through the Adviser’s or the Sub-Adviser’s application of quantitative analytical procedures to give the Fund’s portfolio an investment profile similar to that of its Underlying Index. Securities are selected for inclusion in a Fund following a representative sampling strategy to have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of such Fund’s Underlying Index taken in its entirety. If the representative sampling technique is used, a Fund will not be expected to track the performance of its Underlying Index with the same degree of accuracy as would an investment vehicle that invested in every Component Security of the Underlying Index with the same weighting as the Underlying Index. The Adviser and/or Sub-Adviser may also use representative sampling to exclude less liquid Component Securities contained in the Underlying Index from a Fund’s portfolio in order to create a more tradable portfolio and improve arbitrage opportunities. Finally, the Fund may realize savings in transaction costs or other efficiencies by gaining exposure to the return of an Underlying Index through the use of Other Instruments.

2. Non-Component Securities in Fund’s 20% Asset Basket

As discussed above in subsection 1, a Fund may hold, as part of its 20% Asset Basket, Non-Component Securities which the Adviser and/or Sub-Adviser believes will help such Fund track the performance of its Underlying Index. The following examples illustrate the circumstances in which a Fund would hold Portfolio Instruments that are Non-Component Securities. First, in order to reflect various corporate actions (such as mergers) and other changes in the Fund’s Underlying Index (such as reconstitutions), any Fund may accept as Deposit Instruments (defined below), securities that are publicly announced as additions to its Underlying Index prior to their actual date of inclusion in such index. Second, any Fund may hold Portfolio Instruments that have recently been deleted from its Underlying Index due to various corporate actions and reconstitutions. Third, any Fund may invest in Non-Component Securities when necessary to meet RIC diversification requirements. For example, if an issuer represents a percentage of the Underlying Index that is in excess of the RIC single issuer limits, the Adviser and/or Sub-Adviser may invest in Non-Component Securities which the Adviser and/or Sub-Adviser believes have performance characteristics of the securities of such single issuer. In such cases, the Non-Component Securities will be securities in the relevant region, country, industry, market, market segment, or market sector tracked by its Underlying Index.

3. Additional Policies

Each Fund has adopted or will adopt certain fundamental policies consistent with the Act and will be classified as either “diversified” or “non-diversified” under the Act. Each Fund, regardless of whether classified as diversified or non-diversified, intends to maintain the required level of diversification and otherwise conduct its operations so as to qualify as a RIC for purposes of the Code in order to relieve such Fund of any liability for federal income tax to the extent that earnings and gains are distributed to shareholders as required under the Code.

4. Depositary Receipts

Applicants anticipate that some of the Foreign Funds and Global Funds may invest a significant portion of their assets in depositary receipts representing foreign securities in which they seek to invest (“Depositary Receipts”). Depositary Receipts are typically issued by a financial institution (“Receipts Depository”) and evidence ownership interests in a security or a pool of securities (“Securities Underlying Receipts”) that have been deposited with the Receipts Depository.10

[10]	Depositary Receipts include American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”). With respect to ADRs, the Receipts Depository is typically a U.S. financial institution and the Securities Underlying Receipts are issued by a foreign issuer. ADRs are registered under the Securities Act on Form F-6. ADR trades occur either on an Exchange or off-exchange. Financial Industry Regulatory Authority (“FINRA”) Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the Receipts Depository may be a foreign or a U.S. entity, and the Securities Underlying Receipts may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No Affiliated Persons of any Fund, its Adviser or any Sub-Adviser will serve as the Receipts Depository for any Depositary Receipts held by a Fund.

H. Exchange Listing

Applicants will not seek to register any Future Funds or list the Shares of any Fund without complying with all applicable listing rules of the Exchange on which the Shares will be primarily listed (“Listing Exchange”). The Trust, on behalf of the Initial Fund, will list its Shares on NYSE Arca as the Listing Exchange, and will list the Shares of all Future Funds on an Exchange. The Distributor will serve as principal underwriter only of the Creation Units of Shares and will not maintain a secondary market in Shares. Shares traded on the Listing Exchange or other Exchange will be traded in a manner similar to those of other ETFs. It is expected that one or more Exchange member firms will be designated by the Listing Exchange to act as Exchange Market Makers (defined below) in Shares. For example, if NYSE Arca were to be chosen as the Listing Exchange for a Future Fund, it would designate a “Lead Market Maker” and if Nasdaq were to be chosen as the Listing Exchange for a Future Fund, it would select a “Designated Liquidity Provider” to maintain a market for such Fund’s Shares (collectively, “Exchange Market Makers”).11

Applicants intend to satisfy all listing requirements for a Fund to maintain its listing on the Listing Exchange, including meeting minimum threshold requirements related to beneficial holders, maintaining its relevant Underlying Index and any additional listing requirements the Listing Exchange deems advisable.

As long as each Fund operates in reliance on the requested Order, Shares will be listed on a Listing Exchange. Shares may also be cross-listed on one or more foreign securities markets.

I. Sales of Shares

1. General

The Trust will be structured in a manner similar to all ETFs currently trading in the United States and therefore will offer, issue, and sell Shares of each Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received. The NAV per Share of each Fund is expected to be determined as of the close of the regular trading session on the NYSE (ordinarily 4:00 p.m. Eastern time (“ET”)) (“Closing Time”) on each day that the NYSE is open. Each Fund will sell and redeem Creation Units only on a “Business Day” which is defined as any day that the NYSE, the relevant Listing Exchange, the Trust, and the Custodian are open for business and includes any day that a Fund is required to be open under Section 22(e) of the Act.

In order to keep costs low and, potentially, permit closer tracking of each Fund’s Underlying Index, Shares will be purchased and redeemed in Creation Units and generally on an In-Kind basis. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an In-Kind deposit of specified instruments (“Deposit Instruments”), and shareholders redeeming their Shares will receive an In-Kind transfer of specified instruments (“Redemption Instruments”).12

[11]	No Exchange Market Maker is or will be an Affiliated Person or a Second-Tier Affiliate of the Funds, except pursuant to Sections 2(a)(3)(A) and (C) of the Act due solely to ownership of Shares, as described below.
[12]	The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, unless the Fund is Rebalancing (as defined below). In addition, the Deposit Instruments and the Redemption Instruments will each correspond pro rata to the positions in the Fund’s portfolio (including cash positions),13 except:

(a)	in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement;

(b)	for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;[14]

(c)	TBA Transactions, derivatives, and other positions that cannot be transferred In-Kind[15] will be excluded from the Deposit Instruments and the Redemption Instruments;[16]

(d)	to the extent the Fund determines, on a given Business Day, to use a representative sampling of the Fund’s portfolio;[17] or

(e)	for temporary periods, to effect changes in the Fund’s portfolio as a result of the rebalancing of its Underlying Index (any such change, a “Rebalancing”).

If there is a difference between the net asset value attributable to a Creation Unit and the aggregate market value of the Deposit Instruments or Redemption Instruments exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the “Balancing Amount”). A difference may occur where the market value of the Deposit Instruments or Redemption Instruments, as applicable, changes relative to the net asset value of the Fund for the reasons identified in clauses (a) through (e) above.

[13]	The portfolio used for this purpose will be the same portfolio used to calculate the Fund’s NAV for that Business Day.
[14]	A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.
[15]	This includes instruments that can be transferred In Kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.
[16]	Because these instruments will be excluded from the Deposit Instruments and the Redemption Instruments, their value will be reflected in the determination of the Balancing Amount (defined herein).
[17]	A Fund may only use sampling for this purpose if the sample: (i) is designed to generate performance that is highly correlated to the performance of the Fund’s portfolio; (ii) consists entirely of instruments that are already included in the Fund’s portfolio; and (iii) is the same for all Authorized Participants on a given Business Day.

Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than In-Kind, solely under the following circumstances:

(a)	to the extent there is a Balancing Amount, as described above;

(b)	if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions, or all purchases and redemptions on that day will be made entirely in cash;

(c)	if, upon receiving a purchase or redemption order from an Authorized Participant (defined below), the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;[18]

(d)	if, on a given Business Day, the Fund requires all Authorized Participants (defined below) purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the National Securities Clearing Corporation (“NSCC”) Process or DTCC Process; or (ii) in the case of Foreign Funds and Global Funds, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers, or other similar circumstances; or

(e)	if the Fund permits an Authorized Participant (defined below) to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of a Foreign Fund or Global Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds In-Kind.[19]

The Deposit Instruments and any cash payment constitute the “Deposit Basket,” and the Redemption Instruments and any cash payment constitute the “Redemption Basket,” with the cash payment in each instance determined in accordance with the procedures described above. Each Business Day, before the open of trading on the Listing Exchange, the Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Deposit Instruments and the Redemption Instruments, as well as the estimated Balancing

[18]	In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or In-Kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For instance, in bond transactions, the Adviser may be able to obtain better execution than Share purchasers because of the Adviser’s or Sub-Adviser’s size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all cash basis or In-Kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an In-Kind redemption. As a result, tax considerations may warrant In-Kind redemptions.
[19]	A “custom order” is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

Amount (if any), for that day.20 The list of Deposit Instruments and the list of Redemption Instruments will apply until new lists are announced on the following Business Day, and there will be no intra-day changes to the lists except to correct errors in the published lists.

2. Transaction Fees

Transaction expenses, including operational processing and brokerage costs, will be incurred by a Fund when investors purchase or redeem Creation Units In-Kind and such costs have the potential to dilute the interests of the Fund’s existing shareholders. Hence, each Fund will impose purchase or redemption transaction fees (“Transaction Fees”) in connection with effecting such purchases or redemptions of Creation Units. Since the Transaction Fees are intended to defray the transaction expenses as well as to prevent possible shareholder dilution resulting from the purchase or redemption of Creation Units, the Transaction Fees will be borne only by such purchasers or redeemers. Where a Fund permits an In-Kind purchaser or redeemer to substitute cash for one or more of the requisite Deposit Instruments or Redemption Instruments in accordance with Section II.I.1 of this Application, the purchaser or redeemer may be assessed a higher Transaction Fee on such cash portion of its investment to cover the cost of purchasing or selling such Deposit Instruments or Redemption Instruments, including operational processing and brokerage costs, and part or all of the spread between the expected bid and offer side of the market relating to such Deposit Instruments or Redemption Instruments. The amounts of such Transaction Fees will be determined separately for each Fund. Variations in the Transaction Fees may be imposed from time to time. Transaction Fees will be limited to amounts that have been determined by the Adviser to be appropriate and will take into account transaction costs associated with the relevant Deposit Instruments and Redemption Instruments of the Funds. In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

3. Purchase of Creation Units; General

All orders to purchase Creation Units must be placed on a Business Day with a Distributor by or through an “Authorized Participant” which is either: (1) a “Participating Party,” i.e., a broker-dealer or other participant in the Continuous Net Settlement System of the NSCC (“CNS System”), a clearing agency registered with the Commission, or (2) a DTC Participant, which, in either case, has signed a “Participant Agreement” with a Distributor. An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. An Authorized Participant is not required to be a member of an Exchange. A Distributor will furnish to those placing such orders acknowledgement that the orders have been accepted, but the Trust or a Distributor may reject any order to purchase Creation Units for any reason, including if an order to purchase Shares which is not submitted in proper form by the Order Cut-Off Time.

Subsequent to the acceptance of an order to purchase a Creation Unit and the receipt of proper payment therefor, the Trust will be instructed to initiate “delivery” of the appropriate

[20]	If the Fund is Rebalancing, it may need to announce two estimated Balancing Amounts for that day, one for deposits and one for redemptions.

number of Shares to the book-entry account specified by the entity placing the order. A Distributor will be responsible for delivering, as necessary, the Prospectus to those persons purchasing Creation Units and for maintaining records of both the orders placed with it and the acknowledgements of acceptance furnished by it. In addition, a Distributor will maintain a record of the instructions given to the Trust to implement the delivery of Shares. A Distributor may delegate certain administrative tasks to an administrator.

4. Timing and Purchase of Redemption Orders

All orders will be required to be received by the Order Cut-Off Time (as defined below) in order to be processed on the same Business Day (the “Transmittal Date”). The “Order Cut-Off Time” of each Fund is the time at which the Fund calculates its NAV. Each Fund currently intends to calculate its NAV at the close of regular trading on the NYSE (ordinarily 4:00 p.m. ET). Thus, Order Cut-Off Time of each Fund is currently generally expected to be 4:00 p.m. ET. The Order Cut-Off Time will be disclosed to Authorized Participants.

The Order Cut-Off Time may be truncated in the case of custom orders. Specifically, the Order Cut-Off Time may be shortened by up to two (2) hours in the case of custom orders. Currently, in the case of custom orders, the order must be received by a Distributor no later than 3:00 p.m. ET. In addition, on days when the Exchanges or bond markets close earlier than normal, the Funds may require orders for Creation Units to be placed earlier in the day. For example, on days when the generally accepted close of the bond market occurs earlier than normal (such as the day before a holiday), the Order Cut-Off Time for Fixed Income Funds and Combination Funds is expected to be no later than 11:00 a.m. ET.

5. Payment Requirements

Authorized Participants purchasing Creation Units of Shares must either: (1) initiate instructions pertaining to Deposit Baskets through the CNS System as such processes have been enhanced to effect purchases and redemptions of Creation Units of Shares (such process being referred to herein as the “Clearing Process”) or (2) deliver Deposit Baskets to the Trust outside the Clearing Process, including through the facilities of DTC (“DTC Process”).

6. Settlement and Clearing of Purchase and Redemption Orders

Purchase orders for creations and redemptions of Creation Units generally will be processed either through the enhanced Clearing Process or through the manual DTC Process. The enhanced Clearing Process simplifies the process of transferring a basket of securities between two parties by treating all of the securities that comprise the basket as a single unit. With respect to domestic equities, the enhanced clearing process is available, but only to those DTC Participants that also are participants in the CNS System. By contrast, the manual DTC Process, which is available to all DTC Participants, involves a manual line-by-line movement of each securities position. Because the DTC Process involves the movement of hundreds of securities individually, while the Clearing Process can act on instructions regarding the movement of one unitary basket that automatically processes the movement of hundreds of securities, DTC may charge a Fund more than NSCC to settle a purchase or redemption of Creation Units.

Settlement and clearing of foreign securities, however, presently cannot be made using either the Clearing Process or the DTC Process. For Funds investing in foreign equities, once a purchase order has been placed with a Distributor, a Distributor will inform the Adviser and the Custodian. The Custodian will then inform the appropriate sub-custodians. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the Beneficial Owner, the relevant Deposit Instruments and cash. If applicable, the sub-custodians will confirm to the Custodian that the required securities, Other Instruments, and/or cash have been delivered, and the Custodian will notify the Adviser and Distributor that the required securities, Other Instruments, and/or cash have been delivered.

The fixed income securities that are Deposit Instruments will clear and settle in the same manner as the fixed income securities and shares of other ETFs that invest in fixed income securities. Deposit Instruments that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System. Other Deposit Instruments will settle in accordance with the normal rules for settlement of such instruments in the applicable market.

In connection with the settlement of purchase orders, the Custodian will monitor the movement of the underlying Deposit Instruments and/or cash and will instruct the movement of Shares only upon validation that such securities and/or cash have settled correctly. The settlement of Shares will be aligned with the settlement of the underlying Deposit Instruments and/or cash and, except as discussed below with respect to Portfolio Instruments traded in foreign markets, will generally occur on a settlement cycle of “T+3” (as defined below) Business Days or shorter, at the sole discretion of the Trust on behalf of each Fund. Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any material impact on the arbitrage efficiency or the secondary market trading of Shares of a Fund.21

Each Fund generally recoups the settlement costs charged by NSCC or DTC by imposing a Transaction Fee on investors purchasing and redeeming Creation Units. Because, as discussed above, DTC charges are typically higher than NSCC charges, investors purchasing or redeeming through the DTC Process will generally pay a higher Transaction Fee than will investors doing so through the Clearing Process.

[21]	Applicants note that Shares of the Fixed Income Funds typically will trade and settle on a trade date plus three business days (“T+3”) basis. Where this occurs, Applicants believe that Shares of each Fixed Income Fund and each Combination Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Securities through each Share’s T+3 settlement date. As with other investment companies, the Act requires the Funds to calculate NAV based on the current market value of Portfolio Instruments, and does not permit the Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Fixed Income Funds and the Combination Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Fixed Income Funds and the Combination Funds. The Exchange Market Makers (and other institutional investors) who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or basket of fixed income securities.

In the case of a redemption of Shares, the settlement and clearing process would operate in the reverse of the manner described above.

J. Pricing

The price of Shares trading on an Exchange will be based on a current bid/offer market. The price of Shares of each Fund, like the price of all traded securities, will be subject to factors such as supply and demand, as well as the current value of the Portfolio Instruments held by such Fund. In addition, individual Shares are available for purchase or sale on an intraday basis on an Exchange and do not have a fixed relationship to the previous day’s NAV per Share or the current day’s NAV per Share. Prices on an Exchange therefore may be below, at, or above the most recently calculated NAV of such Shares.

Applicants believe that the existence of a continuous trading market on an Exchange for Shares, together with the publication by such Exchange of the current market value of the sum of the Deposit Instruments and the estimated Balancing Amount, will be features of each Fund particularly attractive to certain types of investors.

K. Redemption

Shareholders of Shares may sell their Shares in the secondary market, but must accumulate enough Shares to constitute a Creation Unit in order to redeem through a Distributor, which will act as the Trust’s agent for redemption.22 Redemption orders must be placed by, or through, an Authorized Participant. Creation Units of each Fund will be redeemable at their NAV per Share next determined after receipt of a request for redemption in good order, as described in Section II.I. above.

Except with respect to certain Foreign Funds (as discussed below), consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed, except at the following times: (1) any period during which the NYSE is closed other than customary weekend and holiday closings; (2) any period during which trading on the NYSE is suspended or restricted; (3) any period during which an emergency exists as a result of which disposal of Portfolio Instruments is not practicable or it is not reasonably practicable to fairly determine the value of Portfolio Instruments; or (4) in such other circumstances as permitted by the Commission.

[22]	In the event that the Trust or any Fund is terminated, the composition and weighting of the relevant Portfolio Instruments to be made available to redeeming investors shall be established as of such termination date. Except in the event of a “reorganization,” as defined in the Trust’s Declaration of Trust, there are no specific termination events. Any Fund may be terminated either by a majority vote of the Board or by the affirmative vote of not less than a majority of the Shares of the Fund. Although Shares are not automatically redeemable upon the occurrence of any specific event, the Trust’s organizational documents provide that the Board will have the unrestricted power to alter the number of Shares constituting a Creation Unit. Therefore, in the event of a termination, the Board in its discretion could determine to permit the Shares to be individually redeemable. In such circumstances, the Fund might elect to pay cash-only redemptions to all shareholders, with an In-Kind election for shareholders owning in excess of a certain stated minimum amount.

Except as permitted pursuant to any relief under the Order from Section 22(e), the Trust will transfer the Redemption Basket to the redeeming shareholder no later than the third Business Day next following the date on which request for redemption is made.

L. Dividend Reinvestment Service

No Fund will make DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds but certain individual Brokers may make a dividend reinvestment service available to their clients.

M. Shareholder Transaction and Distribution Expenses

No sales charges for purchases of Creation Units of any Fund are contemplated. As discussed above in Section II.I.2, each Fund will charge a Transaction Fee only to those investors purchasing and redeeming Shares in Creation Units. Investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions, fees and expenses.

N. Shareholder Reports

Each Fund will furnish to DTC Participants for distribution to Beneficial Owners of Shares notifications with respect to each distribution, as well as an annual notification as to the tax status of such Fund’s distributions. Each Fund will also furnish to DTC Participants, for distribution to Beneficial Owners of Shares, the Fund’s annual report containing audited financial statements, as well as copies of annual and semiannual shareholder reports.

O. Availability of Information Regarding Shares and Underlying Indexes

Each Listing Exchange will disseminate, every 15 seconds during regular Exchange trading hours, through the facilities of the Consolidated Tape Association, an amount for each Fund stated on a per individual Share basis representing the sum of (i) the estimated Balancing Amount and (ii) the current value of the Deposit Instruments ((i) and (ii) together, “Estimated Intra-Day NAV”). The Estimated Intra-Day NAV per Share will be updated throughout the day to reflect the changing prices of each Domestic Fund’s Deposit Instruments. Applicants note that because the international markets where the Deposit Instruments for Foreign Funds and Global Funds primarily trade will be closed for regular trading prior to the Closing Time for such Funds, the value of such Funds’ Deposit Instruments will continue to be updated, but only for foreign-exchange currency rates, through the remainder of the U.S. trading day at the prescribed 15-second interval. The Listing Exchange will not be involved in, or be responsible for, the calculation of the estimated Balancing Amount, nor will it guarantee the accuracy or completeness of the estimated Balancing Amount and hence that of the Estimated Intra-Day NAV per Share. No Fund will be involved in, or responsible for, the calculation or dissemination of Estimated Intra-Day NAV per Share and will make no warranty as to its accuracy.

Applicants understand that the value of an Underlying Index will be updated intra-day and that these intra-day values will be disseminated at regular intervals throughout the trading day by an organization authorized by the Index Provider. The composition and return of the Underlying Index will also be calculated and disseminated at the end of the day. The end of day values of the Underlying Index of a Foreign Fund or Global Fund will be adjusted to reflect currency exchange rates at the end of each Business Day.

In addition, the Website, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day’s NAV and the market closing price or the midpoint of the bid/ask spread at the time of the calculation of such NAV (“Bid/Ask Price”), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

Applicants note that because bonds and other fixed income securities typically trade through “over-the-counter” or “OTC” transactions, information about the intra-day prices of such securities comes from a variety of sources. With respect to Fixed Income Funds and Combination Funds, this information includes: (i) executed bond transactions as reported on FINRA’s Trace Reporting and Compliance System (“TRACE” or the “TRACE System”); (ii) intra-day prices obtained directly from Brokers and/or (iii) intra-day prices obtained from subscription services, such as Bloomberg. For these purposes, “intra-day prices” may include executed transaction prices, executable prices or indicative prices, all of which are available to Authorized Participants and other investors from major Brokers. “Executed transaction prices,” as the term suggests, are the prices at which completed transactions in bond and other fixed income securities actually occurred, such as those executed transactions reported on TRACE or other transaction reporting systems. “Executable quotations” are price quotations provided by Brokers that indicate the price at which such Broker would buy or sell a specified amount of fixed income securities. “Indicative quotations” are price quotations provided by Brokers that, while not necessarily executable, provide an indication of the price at which such Broker would buy or sell a specified amount of fixed income securities.

As noted above, one source of intra-day U.S. bond prices is the TRACE system, which reports executed prices on corporate bonds. TRACE reported prices are available without charge on FINRA’s website on a “real time” basis (subject to a fifteen minute delay) and also are available by subscription from various information providers (e.g., Bloomberg). In addition, Authorized Participants and other market participants, particularly those that regularly deal or trade in bonds and other fixed income securities have access to intra-day prices for such securities from a variety of sources other than TRACE. An additional source of information available to Authorized Participants is their own trading desks. Applicants understand that many Authorized Participants currently make markets in the bonds and other fixed income securities included in the Funds’ Underlying Indexes and that, when acting as such, they have access to intra-day prices of such securities through their own trading desks and therefore will be able to assess the intra-day value of each Fund’s fixed income Deposit Instruments using this information. Market participants, particularly large institutional investors, regularly receive executable and indicative quotations on fixed-income securities from Brokers. Authorized Participants and other market participants also can obtain prices of fixed-income securities by subscription from third parties through on-line client-based services.23

[23]	“[M]ost professional market participants, dealers, investors and issuers have access to reliable bond price data through commercial vendors.” Statement of William H. James of the Bond Market Association before the House Committee on Commerce Subcommittee on Finance and Hazardous Materials, September 29, 1998, reported in The Bond Market Association—Legislative Issues (discussing the increasing availability of pricing information in all sectors of the bond market).

Applicants note that some or all of the Component Securities of Foreign Indexes and Global Indexes may be securities issued by foreign domiciled companies that are listed and traded on non-US trading venues. In such cases, the Component Securities will be listed on major stock exchanges in the country in which the issuer is domiciled. Foreign Indexes and Global Indexes may also include securities issued by foreign domiciled companies that are listed on NYSE Arca or NASDAQ, as well as ADRs and/or GDRs.

The closing prices of each Fund’s Deposit Instruments will be readily available from, as applicable, the relevant Listing Exchange, automated quotation systems, published or other public sources, such as TRACE, or on-line information services such as, Bloomberg or Reuters. Similarly, information regarding market and prices and volume of Shares will be broadly available on a real time basis throughout the trading day. In addition, Applicants expect, given the past history of the Prior ETFs, that Shares will be followed closely by stock market and mutual fund professionals as well as investment advisers, who will offer their analysis of why investors should purchase, hold, sell or avoid Shares. In conclusion, Exchange listing of Shares should help ensure that there is a substantial amount of raw data available, and that such data is packaged, analyzed and widely disseminated to the investing public.

P. Sales and Marketing Materials

Applicants will take appropriate steps as may be necessary to avoid confusion in the public’s mind between the Funds and a traditional “open-end investment company” or “mutual fund.” Although each Fund will be classified and registered under the Act as an open-end management investment company, neither the Trust nor any Fund will be advertised or marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund. Instead, each Fund will be marketed as an “ETF” or “exchange-traded fund.” To that end, the designation of the Funds in all advertising and marketing materials will be limited to the terms “ETF,” “investment company,” “fund,” and “trust” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast the Funds with traditional open-end management investment companies (which may be referred to as “mutual funds”). All advertising and marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares traded on an Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable and will disclose that the owners of Shares may acquire those Shares from the Fund, or tender such Shares for redemption to the Fund in Creation Units only. The same approach will be followed in connection with any investor educational materials issued or circulated in connection with the Shares.

While Creation Units may be redeemed, brokerage and other costs may be associated with aggregating a sufficient number of Shares to redeem them directly to the Fund in a Creation Unit. After a Fund has traded for twelve months or more, supplementary information on market premiums or discounts relative to the NAV will be provided to enable present Beneficial Owners of Shares and prospective investors to evaluate the relative desirability of the Shares’ intraday marketability versus a traditional mutual fund’s redeemability at NAV at every trading day’s closing NAV.

Q. Procedure by Which Shares Will Reach Investors

Based on the experience of Prior ETFs, Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of a Fund. One is the institutional investor that desires to keep a portion of its portfolio indexed to a Fund’s Underlying Index and finds Shares a cost effective means to do so, with the added benefit of exchange-traded liquidity should it wish to sell some or all of its holdings. Another likely institutional investor is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of a Fund’s Shares on an Exchange versus the aggregate value of the Portfolio Instruments, the Deposit Instruments or Redemption Instruments and the applicable Balancing Amount. Applicants do not expect that arbitrageurs will hold positions in Shares for any length of time unless the positions are appropriately hedged. Applicants believe that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market, as well as keep the market price of Shares close to their NAV per Share. Lastly, Applicants observe that Exchange Market Makers may from time to time find it appropriate to purchase or redeem Creation Units in connection with their market-making activities.

In the above examples, those persons who purchase Shares in Creation Units may hold such Shares or may, at the time of purchase or at a later time, sell such Shares into the secondary market. Applicants expect that secondary market purchasers of Shares will include both institutional investors and “retail” investors for whom such Shares provide a useful, “retail-priced” exchange-traded mechanism for investing in the region, country, industry, market, market segment, or market sector represented by the relevant Underlying Index. The price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should help to ensure that Shares will not trade at a material discount or premium in relation to their NAV per Share.

R. Third Party Broker-Dealer Issues; Disclosure Documents

As described above, Shares in Creation Units will be offered continuously to the public. Because new Shares may be created and issued on an ongoing basis, at any point during the life of the relevant Fund, a “distribution,” as such term is used in the Securities Act, may be occurring. As a result, a Broker and/or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent individual Shares, and sells such Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares.

Brokers who are not “underwriters,” but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of Section 4(3)(C) of the Securities Act, would be unable to take advantage of the prospectus-delivery exemption provided by Section 4(3) of the Securities Act.24

[24]	Applicants note that prospectus delivery is not required in certain instances, including purchases of Shares by an investor who has previously been delivered a Prospectus (until such Prospectus is supplemented or otherwise updated) and unsolicited brokers’ transactions in Shares (pursuant to Section 4(4) of the Securities Act). Also, firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153, a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Listing Exchange in connection with a sale on such Listing Exchange, is satisfied by the fact that the Fund’s Prospectus and SAI are available at such Listing Exchange upon request.

The Distributor will deliver a confirmation and Fund Prospectus to purchasers of Creation Units and will maintain a record of instructions given to the Trust to implement the delivery of Shares. The Distributor will act as coordinator in connection with the production and distribution of a Fund’s Prospectus and SAI to Brokers and will make generally known among the Broker community that current versions of such documents may be obtained through the Distributor. Such Brokers are responsible for the delivery of the Fund Prospectus to secondary market purchasers of Shares and will be able to order in advance their anticipated quantities of such Prospectus and SAI from the Distributor. Additionally, the Trust will arrange to deliver the Fund’s Prospectus and SAI to the Listing Exchange, as necessary, where they will be available for review by investors.

III. IN SUPPORT OF THE APPLICATION

A. Summary of the Application

Applicants seek an Order from the Commission permitting (1) Funds to issue Shares that are redeemable in Creation Units only; (2) secondary market transactions in each Fund’s Shares on an Exchange at negotiated prices rather than at the current offering price described in the Fund’s Prospectus; (3) certain Affiliated Persons and Second-Tier Affiliates of each Fund to deposit securities into, and receive securities from, each Fund in connection with the purchase and redemption of Creation Units; (4) Foreign Funds and Global Funds to pay In Kind redemption proceeds more than seven (7) days after Shares of such Funds are tendered for redemption in certain circumstances; (5) Investing Funds to acquire Shares of the Funds beyond the limits of Section 12(d)(1)(A) of the Act; (6) Funds, any principal underwriter for a Fund and/or any Broker, to sell Shares to Investing Funds beyond the limits of Section 12 (d)(1)(B) of the Act; and (7) each Fund that is an Affiliated Person or Second-Tier Affiliate of an Investing Fund to sell its Shares to, and redeem its Shares from, an Investing Fund. An Investing Fund may rely on the order only to invest in the Funds and not in any other registered investment company.

The Relief specified below, other than the relief under section 12(d)(1)(J), is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

“if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of. . . [the Act].”

Applicants believe that Shares of each Fund will afford significant benefits in the public interest. Among other benefits, availability of Shares would: provide (a) increased investment opportunities that should encourage diversified investment; (b) in the case of individual tradable Shares, a relatively low-cost, market-basket security for small and middle-sized accounts of individuals and institutions that would be available on demand at intra-day prices reflecting minute-by-minute market conditions rather than only closing prices; (c) an investment vehicle that would track the selected Underlying Indexes more closely than many alternative market-basket investments due, in part, to the realization of efficiencies, cost savings, and economies of scale; (d) a security that should be freely available in response to market demand; (e) competition for comparable products available in both foreign and U.S. markets, as well as (f) attract capital to the U.S. markets; (g) provide enhanced liquidity; (h) facilitate the implementation of diversified investment management techniques; and (i) provide a more tax efficient investment vehicle than most traditional mutual funds or closed-end funds.

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”25 The Shares would provide to both retail and institutional investors, new exchange-traded investment company products representing interests in targeted securities markets. As such, Applicants believe the Shares of the Funds are appropriate for exemptive relief under Section 6(c).

Applicants have made every effort to achieve their stated objectives in a manner consistent with existing statutory and regulatory constraints and within the substantive limits of exemptive relief previously granted to others. Applicants have concluded that In-Kind redemption of Creation Units of the Funds to the maximum extent practicable, as described herein, is essential in order to minimize the need for selling their respective Portfolio Instruments to meet redemptions, to permit the maximum amount of resources of each Fund to be used to track its Underlying Index; to increase the operating efficiencies of the Trust and thereby minimize costs; and to alleviate the inappropriate taxation of ongoing shareholders.

With respect to the exemptive relief specified below regarding Sections 17(a)(1) and 17(a)(2), relief is also requested pursuant to Section 17(b) of the Act, which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an Affiliated Person of such company, if the Commission finds that:

“the terms of the proposed transaction. . . are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned . . . and the proposed transaction is consistent with the general purposes of [the Act].”

The sale and redemption of Creation Units of each Fund is on the same terms for all investors, whether or not such investor is an Affiliated Person of the Fund. In each case, Creation Units are sold and redeemed by each Fund at their NAV. The Deposit Basket for a Fund is based on a standard applicable to all investors and valued in the same manner in all cases. Such transactions do not involve “overreaching” by an Affiliated Person. Accordingly, Applicants believe the proposed transactions described herein meet the Section 17(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or

[25]	“Request for Comments on Reform of the Regulation of Investment Companies,” IC Release No. 17534 (June 15, 1990), at 84.

received for the Creation Units: (a) are reasonable and fair and do not involve overreaching on the part of any person concerned; (b) are consistent with the policy of each Fund as described herein; and are (c) consistent with the general purposes of the Act.

With respect to exemptive relief specified below regarding Sections 12(d)(1)(A) and 12(d)(1)(B), relief is requested pursuant to Section 12(d)(1)(J) of the Act to permit Investing Funds to acquire Shares of each Fund beyond the limits of Section 12(d)(1)(A) and permitting such Funds, their Distributor and Brokers to sell Shares of each such Fund to Investing Funds in excess of the limits of Section 12(d)(1)(B). Section 12(d)(1)(J) provides:

“The Commission, by rule or regulation, upon its own motion or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions from any provision of this subsection, if and to the extent that such exemption is consistent with the public interest and the protection of investors.”

In addition, pursuant to Sections 6(c) and 17(b), Applicants request an exemption from Section 17(a) of the Act to permit each Fund to sell its Shares to, and redeem its Shares from, an Investing Fund that owns 5% or more of such Fund’s Shares.

Applicants submit that the structure of the proposed transaction as well as the proposed conditions to the relief from the limitations of Section 12(d)(1) requested in this Application, including the requirement that Investing Funds enter into an Investing Fund Participation Agreement, as defined below, adequately address the concerns underlying the applicable limits in Section 12(d) (1), and that the requested exemption is consistent with the public interest and the protection of investors.

Applicants believe that the exemptions requested under section 6(c) are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act. The exemptions and Order requested are also virtually identical to those granted in Prior Orders.

B. Benefits of the Proposal

1. General.

The typical ETF allows investors to trade a standardized portfolio or “basket” of securities in a size comparable to a share of common stock. Trading in exchange-basket products is an important investment strategy, due in part to (a) the widely acknowledged benefits of diversification and (b) the attraction of baskets selected from a specific region, country, market, market segment or industry sector that investors want to incorporate into their portfolio to express a specific investment theme, to participate in an economic/investment trend and/or invest in a particular type of securities across such region, country, markets, segments or industry sectors, such as domestic bonds and foreign equity securities. The popularity of current ETFs, including but not limited to the Prior ETFs, all of which are basket products, is ample testimony to the fact that this basket structure has proven attractive to investors.

2. Intra-Day Trading

Investors have also been drawn to the liquidity provided by many ETFs. Unlike traditional open-end mutual funds which do not provide investors the ability to trade throughout the day, Shares of the Funds will be listed on an Exchange and will trade throughout the Listing Exchange’s regular trading hours. Applicants believe that the price at which Shares trade will be disciplined by arbitrage opportunities inherent in the Trust’s structure which permits each Fund to continually purchase or redeem Shares in Creation Units, which should help prevent Shares from trading at a material discount or premium in relation to their NAV, in marked contrast to closed-end investment companies. This continuous ability to purchase and redeem Shares in Creation Units also means that Share prices in secondary trading should not ordinarily be greatly affected by limited or excess availability.

3. Maintaining a Competitive Position in the Global Securities Markets.

To maintain a competitive position in global securities markets, U.S. participants must respond to new developments and encourage the development of new products. Innovative financial vehicles, such as those to be offered by the Trust, will provide investors greater access to U.S. markets. By providing a wide range of investors with a U.S. exchange-traded security that permits participation in significant segments of various domestic, international, and global securities markets, Applicants believe that the proposed new basket securities will benefit both investors and the markets.

4. Likelihood that Shares Will Not Trade at a Material Discount or Premium in Relation to Their NAV per Share.

Applicants assert that the structure and mechanics of the Trust and its Funds, like those of existing ETFs, should help to ensure that Shares will not trade at a material discount or premium in relation to their NAV per Share. The Commission has granted exemptive relief to existing ETFs, including the Prior ETFs, in large part because their structure and mechanics minimize the extent of a premium or discount in the secondary market price for their Shares relative to such ETFs’ NAV per Share.

Although Shares of the Funds are not yet listed on a Listing Exchange and therefore do not trade in the secondary market, Applicants have every reason to believe that the design, structure and transparency of the Funds will provide both arbitrage opportunities and a hedging mechanism as efficient and robust as those which now exist for current ETFs. Applicants expect that the spread between offer and bid prices for Shares will be very similar to such spreads experienced for shares of existing ETFs, including the Prior ETFs. Therefore, in light of the transparency, the arbitrage opportunities, and the hedging mechanism inherent in each Fund’s structure, Applicants submit that the secondary market prices for Shares of such Funds should not trade at a material discount or premium in relation to their NAV per Share and should therefore reflect the value of each Fund’s underlying portfolio.

C. Investor Uses and Benefits of Products

Applicants believe that the Trust and its Funds will offer a variety of benefits that will appeal to individual and institutional investors alike. Applicants assert that these benefits will be identical or substantially similar to the benefits offered by all ETFs currently trading in the secondary market. These benefits include flexibility, tradability, availability, certainty of purchase price, and tax efficiencies. Equally of interest to investors will be the relatively low expense ratios of the Funds, as compared to those of their directly competitive traditional mutual funds, due to their In-Kind efficiencies in portfolio management as well as other reduced infrastructure costs. Reductions in the cost of trading, clearing, custody processes, shareholder reporting, and accounting experienced by ETFs currently trading should be similarly experienced by the Trust and its Funds. The last, but by no means least important benefit, is that investors will have access to extensive information regarding the Component Securities of the relevant Underlying Index, as well as the Deposit Instruments and Redemption Instruments of each Fund. Applicants believe that this updated information will be used also by fund analysts, fund evaluation services, financial planners and advisers, and Brokers, among others, and will enhance general market knowledge about each Fund’s holdings as well as the performance of its Adviser and/or Sub-Adviser.

Applicants have made every effort to structure the Funds in a way that would not favor institutional investors, as well as those professional traders discussed above, purchasing and redeeming Shares in Creation Units over retail investors buying and selling individual Shares in the secondary market. All investors, large and small, will have information readily available as to how changes in each Fund’s Underlying Index are determined and information with respect to all changes made to such Underlying Index will be available to all investors at the same time. Given that each Fund will be managed to replicate or closely track its Underlying Index, neither the Adviser nor any Sub-Adviser will have latitude to change or specify certain Deposit Instruments or Redemption Instruments to favor an Affiliated Person or a Second-Tier Affiliate.

Based on the foregoing, Applicants respectfully request the Relief as set forth below.

IV. REQUEST FOR ORDER

A. Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1) of the Act

Section 5(a)(1) of the Act defines an “open-end company” as “a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in Section 2(a)(32) of the Act as:

“any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.”

Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security and, consequently, each Fund could be viewed as satisfying the definitional requirement of an open-end company offering for sale a redeemable security of which it is the issuer. Shares are securities “under the terms of which” an owner may receive his proportionate share of each Fund’s current net assets; the unusual aspect of a Share is that its terms provide for such a right to redemption only when such individual Shares are aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit. However, because the redeemable Creation Units of each Fund can be unbundled into individual Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such individual Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request an order to permit each Fund to register as an open-end management investment company and issue individual Shares that are redeemable only in Creation Units as described herein.

Although Shares will not be individually redeemable, as discussed above, Applicants expect that the secondary market price of individual Shares will not vary materially from their NAV per Share. Historical data relating to other exchange-traded funds trading on NYSE Arca, Nasdaq, and other Exchanges support this view.

The Commission is authorized by Section 6(c) of the Act to exempt, conditionally or unconditionally, by order upon application, inter alia, any:

“person, security, or transaction, or any class or classes of…securities, or transactions, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].”

The relief requested and the structure described in this Application are the same as that granted by the Commission in the Prior Orders, permitting the creation of Creation Units described in such orders to be separated into individual shares which were not redeemable. The Applicants believe that the issues raised in this Application, with respect to Sections 2(a)(32) and 5(a)(1) of the Act, are the same issues raised in the applications for the Prior Orders and merit the same relief.

Investors may purchase Shares in Creation Units from each Fund and such Creation Units will always be redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Units to the relevant Fund for redemption. Moreover, listing and trading on an Exchange will afford all holders of Shares the benefit of intra-day liquidity and continuous disclosure. Applicants believe that because the market price of Creation Units on the secondary market will be disciplined by the arbitrage activity discussed above, investors should be able to sell individual Shares in the secondary market at prices that should not vary materially from their NAV per Share.

The Commission has considerable latitude to issue exemptive orders under Section 6(c) of the Act, which permits the Commission to deal with situations not foreseen when the Act came into effect in 1940. The Applicants believe that the Shares of each Fund may be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect.

Applicants further believe that permitting each Fund to register as an open-end investment company and issue redeemable Creation Units of individual Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and, accordingly, Applicants hereby request that an order of exemption be granted.

B. Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the Act provides in part, that:

“no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus. . .”

Rule 22c-1 under the Act provides that:

“no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.”

Shares of each Fund will be listed on a Listing Exchange and the relevant Exchange Market Maker will maintain a market for such Shares. Secondary market transactions in Shares occurring on any Exchange will be effected at negotiated prices, not on the basis of NAV per Share next calculated after receipt of any sale order. The Shares will trade on and away from26 the Listing Exchange at all times on the basis of current bid/offer prices. Therefore, the purchase and sale of Shares of each Fund will not be accomplished at an offering price described in the Fund’s Prospectus, as required by Section 22(d), nor will sales and repurchases of such Shares be made at a price based on the current NAV per Share next computed after receipt of an order, as required by Rule 22c-1.

Applicants believe that the concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing of Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended to (1) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) prevent unjust discrimination or preferential treatment among buyers, and (3) ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.27

Applicants believe that the first two purposes — preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers — do not appear to be relevant issues for secondary trading by Brokers in Shares of a Fund. Secondary market transactions in Shares would not cause dilution for owners of such Shares because such transactions do not directly involve Fund assets. Similarly, secondary market trading in Shares should not create discrimination or preferential treatment among buyers. To the extent different

[26]	Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.
[27]	See Protecting Investors: A Half Century of Investment Company Regulation at 299-303; Investment Company Act Release No. 13183 (April 22, 1983).

prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation.

With respect to the third possible purpose of Section 22(d), Applicants assert that the proposed distribution system for Shares will be orderly. Anyone may sell or acquire Shares either by selling or purchasing them on the Exchange or by creating or redeeming one or more Creation Units; therefore, no Broker should have an advantage over any other Broker in the sale of such Shares. In addition, as described above, secondary market transactions in Shares can be expected to generally occur at prices that do not differ materially from their NAV per Share. In view of the fact that the lists of Deposit Instruments and Redemption Instruments for each Fund will be fully transparent, Applicants expect that institutional investors and professional traders described above should cause the price for Shares in the secondary market and their NAV per Share to remain narrow. Applicants believe that, to date, shares of Prior ETFs have consistently traded on, at, or very close to, their respective NAVs. Therefore, Applicants have strong reason to believe that the trading experience of Shares should closely resemble that of shares of Prior ETFs.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Shares, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby request that an order of exemption be granted in respect of Section 22(d) and Rule 22c-1.

C. Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2) of the Act

Applicants seek an exemption from Section 17(a) of the Act pursuant to Sections 6(c) and 17(b) of such Act to allow certain Affiliated Persons, and Second-Tier Affiliates to effectuate purchases and redemptions In-Kind.28 Section 17(a)(1) of the Act, in general, makes it unlawful:

“. . . for any affiliated person or promoter of or principal underwriter for a registered investment company . . . or any affiliated person of such a person, promoter, or principal underwriter, acting as principal — knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust . . . by the depositor thereof”

Section 17(a)(2) of the Act, in general, makes it unlawful:

“. . . for any affiliated person or promoter of or principal underwriter for a registered investment company . . . or any affiliated person of such a person, promoter, or principal underwriter, acting as principal — knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer)”

[28]	See supra note 11.

Therefore, Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any Affiliated Person of such company unless the Commission upon application pursuant to Section 17(b) of the Act grants an exemption from the provisions of Section 17(a). Section 17(b) provides that the Commission will grant such an exemption if evidence establishes that the terms of the proposed transaction are: (i) fair and reasonable, and do not involve overreaching on the part of any person concerned; (ii) consistent with the policy of each registered investment company concerned; and (iii) consistent with the general purposes of the Act.

Applicants also are requesting an exemption from Section 17(a) under Section 6(c) because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and, as discussed below, there may be a number of transactions by persons who may be deemed to be affiliates. See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945), where the Commission, under Section 6(c) of the Act, exempted a series of transactions that otherwise would be prohibited by Section 17(a).

Section 2(a)(3) of the Act defines an “Affiliated Person” as:

“(A) any persons directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner or employee of such other person; (E) . . . any investment adviser [of an investment company] or any member of an advisory board thereof; and (F) . . . [the depositor of any] unincorporated investment company not having a board of directors . . . .”

Section 2(a)(9) of the Act defines “control” as the power to exercise a controlling influence, and provides that any person who owns more than 25% of the voting securities of a company shall be presumed to control the company.

The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence Affiliated Persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an “Affiliated Fund”).

If Creation Units of all of the Funds or of one or more particular Funds are held by twenty or fewer investors, including an Exchange Market Maker, some or all of such investors will be 5% owners of the Trust or such Funds, and one or more investors may hold in excess of 25% of the Trust or such Funds, as the case may be, and therefore all such persons would be deemed to be Affiliated Persons of the Trust or such Funds either under Section 2(a)(3)(A) or Section 2 (a)(3)(C) of the Act. Section 17(a)(1) could be read to prohibit these investors from depositing the Deposit Instruments with a Fund in return for a In-Kind purchase of a Creation Unit, and likewise Section 17(a)(2) could be read to prohibit such persons from receiving In-Kind Redemption Instruments from a Fund. Furthermore, one or more investors, or an Exchange Market Maker in connection with its market-making activities, might each accumulate 5% or more of a Fund’s Shares. Additionally, one or more holders of Shares, or an Exchange Market Maker, might from time to time, accumulate in excess of 25% of Shares of one or more Funds, and therefore such persons would each be deemed to be an Affiliated Person of the Trust and such Funds under Section 2(a)(3)(C) of the Act. In addition, there exists a possibility that a large institutional investor could own 5% or more, or in excess of 25%, of the outstanding Shares of one or more Affiliated Funds making that investor a Second-Tier Affiliate of such Funds. The Applicants request an exemption to permit persons that are Affiliated Persons or Second-Tier Affiliates of the Funds solely by virtue of (1) holding 5% or more, or in excess of 25%, of the outstanding Shares of one or more Funds; (2) having an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25%, of the Shares of one or more Affiliated Funds, to effectuate In-Kind purchases and redemptions.

Applicants also seek an exemption from Section 17(a)(1) and (2) to permit sales of Shares by any Fund to an Investing Fund and purchases of Shares by a Fund from an Investing Fund, and the In-Kind transactions that would accompany such sales and purchases.29 In this regard, Applicants observe that an Investing Fund that relies on the 12(d)(1) Relief requested herein could potentially own 5% or more of the Shares of a Fund. Under these and other circumstances, the Fund could be deemed to be an Affiliated Person or a Second-Tier Affiliate of the Investing Fund. To the extent that a Fund and an Investing Fund are so affiliated, sale of Shares by the Fund to the Investing Fund and purchase of Shares by the Investing Fund may be deemed to violate Section 17 (a) of the Act.30

The Applicants assert that no useful purpose would be served by prohibiting the types of Affiliated Persons listed above from making purchases or redemptions of Shares of a Fund in Creation Units. The deposit procedures for both In-Kind purchases and redemptions of Creation Units will be effected in exactly the same manner regardless of the size or number of the purchases or redemptions of Creation Units. Deposit Instruments and Redemption Instruments for each Fund will be valued in the same manner as the Portfolio Instruments currently held by such Fund, and will be valued in this same manner, regardless of the identity of the purchaser or redeemer. Portfolio Instruments, Deposit Instruments, Redemption Instruments and applicable Balancing Amounts (except where a Fund permits an In-Kind purchaser or redeemer to substitute cash for one or more of the requisite Deposit Instruments or Redemption Instruments

[29]	To the extent that purchases and sales of Shares of a Fund occur in the secondary market (and not through principal transactions directly between an Investing Fund and a Fund), relief from Section 17(a) would not be necessary. The requested relief is intended to cover, however, transactions directly between Funds and Investing Funds. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an Affiliated Person or Second-Tier Affiliate of an Investing Fund because an investment adviser to the Fund or an entity controlling, controlled by or under common control with the investment adviser is also an investment adviser to the Investing Fund.
[30]	Applicants acknowledge that receipt of compensation by (a) an Affiliated Person of an Investing Fund, or a Second-Tier Affiliate, for the purchase by the Investing Funds of Shares or (b) an Affiliated Person of a Fund, or Second-Tier Affiliate, for the sale by the Fund of its Shares to an Investing Fund may be prohibited by Section 17(e)(1) of the Act. The Investing Fund Participation Agreement (as defined below) will include this acknowledgement.

in accordance with Section II.I.1. of the Application) will be the same regardless of the identity of the purchaser or redeemer. Applicants submit that any consideration paid from the types of Affiliated Persons and Second-Tier Affiliates listed above for the purchase or redemption, including In-Kind purchases and redemptions, of Shares directly from a Fund will be based on the NAV of such Fund in accordance with the policies and procedures set forth in the Fund’s registration statement.

The Applicants do not believe that In-Kind purchases and redemptions of each Fund’s Creation Units will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with such Fund’s objectives and with the general purposes of the Act. The Applicants believe that In-Kind purchases and redemptions will be made on terms reasonable to the Applicants and any Affiliated Persons and Second-Tier Affiliates because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Instruments held by a Fund is the same as that used for calculating In-Kind purchase or redemption values and, therefore, creates no opportunity for Affiliated Persons, Second-Tier Affiliates, or the Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Deposit Instruments and Redemption Instruments for each Fund will be valued in the same manner as the Portfolio Instruments currently held by such Fund, and will be valued in this same manner, regardless of the identity of the purchaser or redeemer. Similarly, the Applicants believe that using the same standards for valuing Portfolio Instruments held by a Fund as are used for calculating In-Kind redemptions or purchases will ensure that such Fund’s NAV will not be adversely affected by such securities transactions.

Furthermore, Applicants submit that the terms of the sale of Creation Units by a Fund to an Investing Fund and the purchase of Creation Units by a Fund from a redeeming Investing Fund, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching. Section 17(a) of the Act is intended to prohibit certain Affiliated Persons in a position of influence over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by an Affiliated Person. Applicants note that all Shares will be issued and redeemed by the Funds at their NAV per Share. Therefore, any Investing Fund that purchases (or redeems) Creation Units of a Fund will do so at their NAV, which is the same consideration paid (or received) by any other investor purchasing (or redeeming) such Shares.

Further, no Investing Fund will be compelled to invest in a Fund, and a Fund may choose to reject a direct purchase of its Shares in Creation Units by an Investing Fund. To the extent that an Investing Fund purchases Shares of a Fund in the secondary market, such Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested Order by declining to enter into an agreement with an Investing Fund (an “Investing Fund Participation Agreement”) prior to any investment by an Investing Fund in excess of the limits of section 12(d)(1)(A). Rather, the proposed arrangements will be consistent with the policies of each Fund and each Investing Fund involved. Shares of the Funds will be sold to the Investing Fund, and redeemed from the Investing Fund by the Funds, on the same basis, and in accordance with the same policies, as apply to transactions by all other investors. Any investment by an Investing Fund in Shares of Funds will be effected in accordance with the investment restrictions, and consistent with the investment objectives and policies, of the relevant Investing Fund, as well as those contained in the Investing Fund Participation Agreement, such as the acknowledgement signed by the Investing Fund that it may rely on the Order requested herein only to invest in the Funds, and not in any other investment company. Accordingly, Applicants respectfully request relief to permit the proposed purchases and redemptions of Creation Units of Shares by Investing Funds.

For the reasons set forth above, the Applicants believe that: (i) with respect to the relief requested pursuant to Section 17 (b), the proposed transactions are fair and reasonable, and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund, and that the proposed transactions are consistent with the general purposes of the Act; and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

D. Exemption from the Provisions of Section 22(e) of the Act

Applicants seek an Order of the Commission under Section 6(c) of the Act granting an exemption from Section 22(e) of the Act. Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations Applicants may otherwise have under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three business days of the trade date. Section 22(e) of the Act provides that:

“No registered investment company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except—

(1)	for any period (A) during which the New York Stock Exchange is closed other than customary weekend and holiday closings or (B) during which trading on the New York Stock Exchange is restricted;

(2)	for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practicable or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

(3)	for such other periods as the Commission may by order permit for the protection of security holders of the company.”

Settlement of redemptions for Foreign Funds and Global Funds will be contingent not only on the securities settlement cycle of the United States market, but also on the delivery cycles in local markets for the foreign Portfolio Instruments held by the Foreign Funds and Global Funds. Applicants have been advised that the delivery cycles currently practicable for transferring Redemption Instruments to redeeming investors, coupled with local market holiday schedules, will require a delivery process longer than seven (7) calendar days for Foreign Funds and Global Funds, in certain circumstances, during the calendar year. Accordingly, with respect to Foreign Funds and Global Funds that deliver Redemption Instruments In-Kind, Applicants hereby request relief from the requirement imposed by Section 22(e) to provide payment or satisfaction of redemptions within seven (7) calendar days following the tender of a Creation Unit of such Funds to provide for such payment or satisfaction up to fourteen (14) calendar days after the redemption request is received. Applicants request that relief be granted such that each of the Foreign Funds and Global Funds holding Redemption Instruments which require a delivery process in excess of seven (7) calendar days may provide payment or satisfaction of redemptions In-Kind up to the lesser of fourteen (14) calendar days or the number of calendar days known to Applicants as being the maximum number of calendar days required for such payment or satisfaction in the principal local foreign market(s) where transactions in the Portfolio Instruments of each such Foreign Fund and Global Fund customarily clear and settle.

Based on information available to Applicants, although certain holidays may occur on different dates in subsequent years, the number of days required to deliver In-Kind redemption proceeds in any given year will not exceed fourteen (14) calendar days for any of the Funds requiring exemptive relief from the provisions of Section 22(e).

The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of In-Kind redemption proceeds in seven (7) calendar days and the maximum number of days up to fourteen (14) calendar days needed to deliver such proceeds for each Foreign Fund and Global Fund. Except as disclosed in the SAI for any Foreign Fund and Global Fund for analogous dates in subsequent years, deliveries of In-Kind redemption proceeds by the Foreign Fund and Global Fund relating to those countries or regions are expected to be made within seven (7) days.

Applicants believe that Congress adopted Section 22(e) to prevent unreasonable, undisclosed, or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing In-Kind redemption payments for Creation Units of a Foreign Fund and Global Fund to be made within the fourteen (14) calendar days as discussed above would not be inconsistent with the spirit and intent of Section 22(e). The Applicants assert that an In-Kind redemption payment occurring within fourteen (14) calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Instruments of a given Foreign Fund and Global Fund. Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units In-Kind beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make In-Kind creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to investors, and thereby promote the liquidity of the Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants intend to provide In-Kind redemption payments to the maximum extent possible principally as a method of ensuring the fullest investment of Fund assets in Portfolio Instruments (although cash redemptions, subject to a somewhat higher redemption Transaction Fee, are expected to be available or required by the Fund under certain circumstances described herein). Applicants are not seeking relief from Section 22(e) with respect to Foreign Funds or Global Funds that do not effect In-Kind creations and redemptions of Creation Units.

If the requested relief is granted, Applicants intend to disclose in the SAI for each Foreign Fund and Global Fund and all relevant sales literature that In-Kind redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, the Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed, or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven-day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act. Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought here was obtained by the Prior ETFs in the Prior Orders.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units In-Kind and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e).

E. Exemption from the Provisions of Section 12(d)(1) of the Act

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company’s shares to another investment company if the sale would cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale would cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally. Applicants request relief to permit Investing Funds to acquire Shares of the Funds in excess of the limits in Section 12(d)(1)(A) of the Act and to permit the Funds and their principal underwriters and Brokers to sell Shares of the Funds to Investing Funds in excess of the limits in Section 12(d)(1)(B) of the Act.

1. Concerns Underlying Sections 12(d)(1)(A) and (B)

Congress enacted Section 12(d)(1) of the Act to prevent one investment company from buying control of another investment company.31 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.32 As originally proposed, Section 12(d)(1) would have prohibited any investment by

[31]	House Hearing, 76th Cong., 3d Sess., at 113 (1940).
[32]	Hearing on S. 3580 Before the Subcomm. of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company. “[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.”33

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).34 These abuses included: (1) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (2) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); (3) “largely illusory” diversification benefits; and (4) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications Investment Company Growth (“PPI Report”).35

Applicants submit that the concerns underlying Section 12(d)(1) of the Act and the potential and actual abuses identified in the PPI Report are not present in the proposed transactions and that, in any event, Applicants have proposed a number of conditions designed to address those concerns.

(a)	Undue Influence

Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Condition B.1 limits the ability of an Investing Fund’s Advisory Group36 or an Investing Fund’s Sub-Advisory Group37 to control a Fund within the meaning of Section 2(a)(9) of the Act. For purposes of this Application, an “Investing Fund Affiliate” is defined as any Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor, promoter, or principal underwriter of the Investing Funds, and any person controlling, controlled by, or under common control with any of those entities. Each Investing Fund Adviser and any Investing Fund Sub-Adviser will be registered as an investment adviser under the Advisers Act.

[33]	House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).
[34]	See H.R Rep. No 91-1382, 91st Cong , 2d Sess., at 11 (1970).
[35]	Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).
[36]	For purposes of this Application, the “Investing Fund’s Advisory Group” is defined as the Investing Fund Adviser, Sponsor, any person controlling, controlled by, or under common control with the Investing Fund Adviser or Sponsor, and any investment company and any issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Investing Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with the Investing Fund Adviser or Sponsor. In this regard, each Investing Management Company’s investment adviser within the meaning of Section 2(a)(20)(A) of the Act is the “Investing Fund Adviser.” Similarly, each Investing Trust’s sponsor is the “Sponsor.”
[37]	An “Investing Fund’s Sub-Advisory Group” is defined as the Investing Fund Sub-Adviser, any person controlling, controlled by, or under common control with the Investing Fund Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Sub-Adviser or any person controlling, controlled by, or under common control with the Investing Fund Sub-Adviser. In this regard, each Investing Management Company’s investment adviser within the meaning of Section 2(a)(20)(B) of the Act is the “Investing Fund Sub-Adviser.”

Condition B.2 prohibits Investing Funds and Investing Fund Affiliates from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.38

Conditions B.3, B.4, B.6, B.7 and B.8 are also designed to address the potential for an Investing Fund and certain affiliates of an Investing Fund to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor or employee of the Investing Funds, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor or employee is an Affiliated Person, except any person whose relationship to the Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

Condition B.9 is intended to insure that the Fund’s Board and the Adviser, as well as the Investing Fund’s board of directors and investment adviser, or trustee and Sponsor, as applicable, understand the terms and conditions of the exemptive order and agree to fulfill their responsibilities under the Order. A representation to this effect is required to be included in the Investing Fund Participation Agreement which must be in effect between the Fund and an Investing Fund before an investment is made in excess of Section 12(d)(1)(A).

A Fund would retain its right to reject any initial investment by an Investing Fund in excess of the limits in Section 12(d) (1)(A) of the Act by declining to execute the Investing Fund Participation Agreement with the Investing Fund.

(b)	Layering of Fees and Expenses

The PPI Report identified three principal concerns regarding the layering of fees and expenses in the fund holding company structure. The PPI Report expressed concern that: (1) the layered costs of a fund holding company are significantly higher than the costs of an ordinary mutual fund39 (2) fund holding companies subject their investors to two layers of advisory fees;40 and (3) investors in load funds, including fund holding companies, investing in load funds, may pay a sales charge on their purchase, and investors in a fund holding company may also be subject to a second layer of sales charges on their purchases of shares of the holding company. Applicants submit that the concerns in the PPI Report with respect to the layering of fees and expenses are not present here.

[38]	A “Fund Affiliate” is defined as the Adviser, Sub-Adviser, promoter or principal underwriter of a Fund, or any person controlling, controlled by, or under common control with any of those entities.
[39]	PPI Report at 319-320.
[40]	Id. at 318.

Under condition B.10, before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of any Investing Management Company, including a majority of the non-interested directors or trustees, will be required to find that the advisory fees charged under the contract(s) are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Fund.

As mentioned above, Shares are sold without sales charges though customary brokerage commissions may be charged for secondary market transactions in Shares.

In addition to condition B.10 discussed above, conditions B.5 and B.11 of the requested order are designed to prevent unnecessary duplication or layering of sales charges and other costs. Under condition B.5, an Investing Fund Adviser or an Investing Fund’s trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any non-advisory fee compensation received by the Investing Fund Adviser, trustee or Sponsor, or an Affiliated Person of the Investing Fund Adviser, trustee or Sponsor, from a Fund in connection with the investment by the Investing Fund in the Fund. In addition, the Investing Fund Sub-Adviser will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any non-advisory fee compensation received by the Investing Fund Sub-Adviser or an Affiliated Person of the Investing Fund Sub-Adviser, from a Fund in connection with the investment by the Investing Fund in the Fund made at the direction of the Investing Fund’s Sub-Adviser. Condition B.11 prevents any sales charges or service fees on shares of an Investing Fund from exceeding the limits applicable to an Investing Fund as set forth in Conduct Rule 2830 of the NASD.41

(c)	Complex Structures

The PPI Report42 also expressed concern about the creation of more complex vehicles that would not serve any meaningful purpose. The PPI Report states that whether additional costs of investing in an underlying fund through a fund holding company can be justified depends upon whether the investment vehicle offers an investor “any special benefits not otherwise available.” Applicants submit that the benefits of the proposed transactions justify any complexity associated with the transactions. Investing in the Funds would serve several meaningful purposes and offer special benefits to the Investing Funds. Applicants further submit that the Investing Fund Adviser will provide investment services to the Investing Funds that will likely differ from, not merely duplicate, the advisory services provided by the Adviser and Sub-Adviser to the Funds. Applicants expect that the Funds would be used as an investment management tool to employ specific investment strategies.

Shares may provide Investing Funds with an easy way to gain instant exposure to a variety of market segments through a single, relatively low cost transaction. Shares also are extremely flexible investment tools. For example, an Investing Fund could use Shares to quickly and easily: (1) invest cash in a liquid instrument that has a high correlation to the Investing

[41]	All references to Conduct Rule 2830 of the NASD include any successor or replacement rule that may be adopted by FINRA.
[42]	PPI Report at 321.

Funds’ benchmark, while at the same time maximizing the potential to outperform the benchmark; (2) effectively manage cash flows thus enabling the Investing Fund to stay as fully invested as possible; (3) immediately diversify market segments or other exposure; (4) immediately modify style exposure, short or hedge benchmark exposure while at the same time maximizing the potential to outperform the benchmark; and (5) implement long/short strategies between active and passive management styles. In addition, Shares are bought and sold on Exchanges like other listed securities throughout the trading day at market prices close to NAV, can be purchased on margin, can be purchased or sold by limit order, and are valued on a real time basis. Index-ETFs are currently used by institutional investors for these purposes, particularly as a “place to park cash.”43

In addition, Applicants submit that Condition B.12 addresses concerns over meaninglessly complex arrangements. Under Condition B.12, no Fund may acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

V. EXPRESS CONDITIONS TO THIS APPLICATION

Applicants agree that any order of the Commission granting the requested Relief will be subject to the following conditions:

A. ETF Relief

1. As long as a Fund operates in reliance on the requested order, the Shares of such Fund will be listed on an Exchange.

2. Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from the Fund and tender those Shares for redemption to a Fund in Creation Units only.

3. The Website maintained for each Fund, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day’s NAV and the market closing price or Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

4. The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based exchange-traded funds.

[43]	See Ian Salisbury, Individuals Now Rule ETF Realm — Barclays, State Street Cite Low Costs, Investing Ease In Appeal on Main Street, WALL ST. J., April 1, 2006.

B. Section 12(d)(1) Relief

1. The members of an Investing Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. The members of an Investing Fund’s Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund’s Advisory Group or the Investing Fund’s Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Investing Fund’s Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Adviser or a person controlling, controlled by or under common control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

2. No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or a Investing Fund Affiliate and the Fund or a Fund Affiliate.

3. The board of directors or trustees of an Investing Management Company, including a majority of the non-interested directors or trustees, will adopt procedures reasonably designed to ensure that the Investing Fund Adviser and any Investing Fund Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or a Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4. Once an investment by an Investing Fund in the securities of a Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the Board, including a majority of the non-interested Board members, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser (s).

5. The Investing Fund Adviser, or trustee or Sponsor of an Investing Trust, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the Act) received from a Fund by the Investing Fund Adviser, or trustee or Sponsor of the Investing Trust, or an Affiliated Person of the Investing Fund Adviser, or trustee or Sponsor of the Investing Trust, other than any advisory fees paid to the Investing Fund Adviser, or trustee or Sponsor of an Investing Trust, or its Affiliated Person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Sub-Adviser, or an Affiliated Person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its Affiliated Person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Sub-Adviser. In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6. No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

7. The Board, including a majority of the non-interested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by a Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

8. Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9. Before investing in a Fund in excess of the limits in Section 12(d)(1)(A), any Investing Fund and the Fund will execute an Investing Fund Participation Agreement stating, without limitation, that their respective boards of directors or trustees and their investment advisers, or trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the order, the Investing Fund Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10. Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Investing Management Company including a majority of the non-interested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11. Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to an Investing Fund as set forth in Conduct Rule 2830 of the NASD.

12. No Fund will acquire securities of an investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

VI. NAMES AND ADDRESSES

The following are the names and addresses of Applicants:

LocalShares Investment Trust

LocalShares, Inc.

618 Church Street, Suite 220

Nashville, Tennessee 37219

SEI Investments Distributions Co.

One Freedom Valley Drive

Oaks, Pennsylvania 19456

Applicants request that all written communications concerning the Application be directed to the person and address printed on the Application’s facing page. In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated April 3, 2013, have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants.

LocalShares Investment Trust

By:	/s/ Elizabeth S. Courtney
Elizabeth S. Courtney
Trustee

LocalShares, Inc.

By:	/s/ Elizabeth S. Courtney
Elizabeth S. Courtney
Chief Executive Officer

SEI Investments Distribution Co.

By:	/s/ John Munch
John Munch
Secretary

AUTHORIZATION

RULE 0-2(c)

LOCALSHARES INVESTMENT TRUST

In accordance with Rule 0-2(c) under the Act, Elizabeth S. Courtney, in her capacity as sole Trustee of LocalShares Trust (the “Trust”), states that all actions necessary to authorize the execution and filing of this Amended and Restated Application by LocalShares Investment Trust have been taken, and that she is authorized to execute and file the same on behalf of LocalShares Investment Trust pursuant to her general authority as sole Trustee of the Trust and all actions necessary to execute and file such instrument have been taken. Elizabeth S. Courtney further says that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information, and belief.

LocalShares Investment Trust

By:	/s/ Elizabeth S. Courtney
Elizabeth S. Courtney
Trustee

AUTHORIZATION

RULE 0-2(c)

LOCALSHARES, INC.

In accordance with Rule 0-2(c) under the Act, Elizabeth S. Courtney states that all actions necessary to authorize the execution and filing of this Amended and Restated Application by LocalShares, Inc. have been taken, and that as the Chief Executive Officer thereof, she is authorized to execute and file the same on behalf of LocalShares, Inc. and all actions necessary to execute and file such instrument have been taken. Elizabeth S. Courtney further says that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.

LocalShares, Inc.

By:	/s/ Elizabeth S. Courtney
Elizabeth S. Courtney
Chief Executive Officer

AUTHORIZATION

RULE 0-2(c)

SEI INVESTMENTS DISTRIBUTION CO.

In accordance with Rule 0-2(c) under the Act, John Munch states that all actions necessary to authorize the execution and filing of this Amended and Restated Application by SEI Investments Distribution Co (“SIDCO”) have been taken, and that as the Secretary thereof, he is authorized to execute and file the same on behalf of SIDCO and all actions necessary to execute and file such instrument have been taken. John Munch further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

SEI Investments Distribution Co.

By:	/s/ John Munch
John Munch
Secretary

VERIFICATION

RULE 0-2(d)

VERIFICATION

LOCALSHARES INVESTMENT TRUST

The undersigned states that she has duly executed the attached Amended and Restated Application for and on behalf of LocalShares Investment Trust; that she is the sole Trustee of such entity and as such is authorized to sign this Amended and Restated Application on its behalf; and that all actions by officers and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

LocalShares Investment Trust

By:	/s/ Elizabeth S. Courtney
Elizabeth S. Courtney
Trustee

VERIFICATION

RULE 0-2(d)

VERIFICATION

LOCALSHARES, INC.

The undersigned states that she has duly executed the attached Amended and Restated Application for and on behalf of LocalShares, Inc.; that she is the Chief Executive Officer of such entity and as such is authorized to sign this Amended and Restated Application on its behalf; and that all actions by officers and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

LocalShares, Inc.

By:	/s/ Elizabeth S. Courtney
Elizabeth S. Courtney
Chief Executive Officer

VERIFICATION

RULE 0-2(d)

VERIFICATION

SEI INVESTMENTS DISTRIBUTION CO.

The undersigned states that he has duly executed the attached Amended and Restated Application for and on behalf of SEI Investments Distribution Co.; that he is the Secretary of such entity and as such is authorized to sign this Amended and Restated Application on its behalf; and that all actions by officers and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

SEI Investments Distribution Co.

By:	/s/ John Munch
John Munch
Secretary

APPENDIX A

Glossary of Certain Defined Terms

12(d)(1) Relief	5
20% Asset Basket	11
80% Basket	10
Act	1
Administrator	9
ADRs	12
Adviser	4
Advisers Act	8
Affiliated Fund	32
Affiliated Person	4
Affiliated Underwriting	39
Applicants	4
Application	4
Authorized Participant	16
Balancing Amount	14
Beneficial Owners	10
Bid/Ask Price	21
Board	8
Broker	5
Business Day	13
Clearing Process	17
Closing Time	13

CNS System	16
Code	8
Combination Funds	7
Commission	4
Component Securities	6
Creation Unit	7
Custodian	9
Deposit Basket	15
Deposit Instruments	13
Depositary Receipts	12
Designated Liquidity Provider	13
Distributor	8
Dividend Disbursing Agent	9
Domestic Combination Funds	7
Domestic Equity Funds	7
Domestic Fixed Income Funds	7
Domestic Funds	7
Domestic Indexes	7
DTC	6
DTC Participants	10
DTC Process	17
DTCC	10
Equity Funds	7
Estimated Intra-Day NAV	20

ET	13
ETF Relief	5
ETFs	5
Exchange	4
Exchange Act	5
Exchange Market Makers	13
FINRA	12
Fixed Income Funds	7
Foreign Combination Funds	7
Foreign Equity Funds	7
Foreign Fixed Income Funds	7
Foreign Funds	7
Foreign Indexes	6
Fund Accountant	9
Fund Affiliate	39
Funds	4
Future Funds	4
GDRs	12
Global Combination Funds	7
Global Equity Funds	7
Global Fixed Income Funds	7
Global Funds	7
Global Indexes	6
Index Methodology	9
Index Provider	9

Initial Fund	4
In-Kind	7
Investing Fund Adviser	38
Investing Fund Affiliate	38
Investing Fund Participation Agreement	34
Investing Fund Sub-Adviser	38
Investing Fund’s Advisory Group	38
Investing Fund’s Sub-Advisory Group	38
Investing Funds	5
Investing Management Companies	5
Investing Trusts	5
Lead Market Maker	13
Listing Exchange	13
LocalShares	4
Nasdaq	4
NAV	4
Non-Component Securities	11
NSCC	15
NYSE Arca	4
Order	4
Order Cut-Off Time	17
Other Instruments	11
Participant Agreement	16
Participating Party	16
Portfolio Instruments	6

PPI Report	38
Prior ETFs	5
Prior Orders	5
Rebalancing	14
Receipts Depository	12
Redemption Basket	15
Redemption Instruments	13
Registration Statement	6
Relief	5
RIC	8
Second-Tier Affiliate	4
Securities Act	6
Securities Underlying Receipts	12
Shares	4
Sponsor	38
Sub-Adviser	8
Sub-Advisers	8
Sub-Custodian	9
Sub-Custodians	9
T+3	18
TBA Transactions	10
TRACE	21
TRACE System	21
Transaction Fees	16
Transfer Agent	9

Transmittal Date	17
Trust	4
UITs	5
Underlying Index	6
Underlying Indexes	6
Underwriting Affiliate	39
Website	9

APPENDIX B

Brief Description of the Underlying Index and Index Provider for the Initial Fund

The Initial Fund is NashvilleETF, which seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the an index comprised of publicly traded U.S. companies that have corporate headquarters in the Nashville, Tennessee region and that meet certain requirements regarding capitalization, trading volume, and price levels (the “Nashville Index”). More specifically, the eligibility requirements for inclusion within this index are:

1. listing on the NYSE, AMEX or NASDAQ Global Market;

2. corporate headquarters based in the Nashville, Tennessee region, which is defined as Davidson county (the county where Nashville is located) and all counties contiguous to Davidson county (i.e., Robertson, Sumner, Wilson, Rutherford, Williamson, and Cheatham counties);

3. market capitalization of at least $100 million during the 25 days preceding the initial inclusion date; and

4. average daily volume of stock traded exceeding 50,000 shares for the preceding three months.

The Nashville Index will be weighted on several publicly available factors, including data related to earnings, sales, profitability, price and yield of the components.

It is anticipated that the Index Provider for the Nashville Index will be NYSE Arca.

B-1